Exhibit 99.(d5)

AMENDMENT to EXPENSE LIMITATION AGREEMENT
October 31, 2007

     AMENDMENT, effective as of October 31, 2007, to EXPENSE LIMITATION AGREEMENT (the "Expense Limitation Agreement" or the “Agreement”), by and between the Julius Baer Investment Funds, a Massachusetts Business Trust, on behalf of the Julius Baer Global High Income Fund (formerly known as the Julius Baer Global High Yield Bond Fund)(the “Global High Income Fund”), and Julius Baer Investment Management, LLC, a corporation organized under the laws of the State of Delaware (the “Adviser").

W I T N E S S E T H:

     WHEREAS, the Global High Income Fund and the Adviser have entered into the Expense Limitation Agreement, effective as of March 1, 2006, pursuant to which the Adviser limits the aggregate expenses incurred by the Global High Income Fund during the term of the Agreement;

     WHEREAS, the Global High Income Fund has added a new class of shares, comprising the Consultant Class; and

     WHEREAS, the Global High Income Fund and the Adviser have, pursuant to the Expense Limitation Agreement, determined that it is appropriate and in the best interests of the Global High Income Fund and its shareholders to maintain Global High Income Fund expenses, across all of its share classes, at a level below that to which the Global High Income Fund would normally be subject during the term of the Agreement.

     NOW, THEREFORE, the parties hereto:

A.      Agree that the Expense Limitation Agreement shall be amended by deleting the first paragraph thereof and replacing it with a new first paragraph that reads as follows:

1.      Expense Limit.

         1.1.      Limitation. To the extent that the aggregate expense of every character incurred by the Global High Income Fund during the term of this Agreement including, but not limited to, investment management fees of the Adviser (but excluding interest, taxes, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Global High Income Fund’s business) ("Fund Operating Expenses"), exceeds the "Expense Limit," which is 1.00%; 0.75%; and 1.75% of

Amendment To Expense Limitation Agreement	Page 1 of 2

the average daily net assets of the Class A; Class I; and Consultant Class shares, respectively, of the Global High Income Fund, such excess amount ("Excess Amount") shall be the liability of the Adviser.

B.      Agree that except as amended hereby, the Expense Limitation Agreement shall remain in full force and effect. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, each of the parties hereto has caused this AMENDMENT to be executed by its respective duly authorized officers as of the day and year first written above.

GLOBAL HIGH INCOME FUND			JULIUS BAER INVESTMENT
By: JULIUS BAER INVESTMENT FUNDS			MANAGEMENT LLC

By:	/s/ Alex Bogaenko	/s/ John Whilesmith	By:	/s/ Craig M. Giunta	/s/ Anthony Williams

Name:	Alex Bogaenko	John Whilesmith	Name:	Craig M. Giunta

Title:	Treasurer	Secretary	Title:	First Vice President